
May 13, 2021

Stephen Whatley
Chief Executive Officer
Southern States Bancshares, Inc.
615 Quintard Ave.
Anniston, AL 36201

Re: Southern States Bancshares, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted on April 16, 2021
CIK No. 0001689731

Dear Mr. Whatley:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 filed April 16, 2021

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies, page F-9

1. We note that the Company has not included a footnote addressing subsequent events, as required by ASC 855 and stated in the Company's response to comment 12 of their letter dated May 8, 2020. Please revise your disclosures to include a subsequent events footnote. In addition, revise your disclosures to include a recent developments section in the Business section beginning on page 88 addressing any recent financial information, new arrangements or changes to the business, to the extent available and applicable, occurring after the date of the most recent financial statements.

Stephen Whatley
Southern States Bancshares, Inc.
May 13, 2021
Page 2

You may contact Robert Klein at 202-551-3847 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance